Joshua A. Kaufman

+1 212 479 6495

Josh.kaufman@cooley.com

December 28, 2016

By EDGAR and Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Suzanne Hayes
Mr. Joseph McCann
Mr. Joshua Samples
Mr. Mark Brunhofer
Mr. James Rosenberg

Re:	UroGen Pharma Ltd.
Amendment No. 5 to Draft Registration Statement on Form F-1
Submitted December 7, 2016
CIK No. 0001668243

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (“UroGen” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 20, 2016 (the “Comment Letter”), relating to the above referenced Amendment No. 5 to the Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Prospectus Summary, page 1

1.	We refer to your disclosure on page 87 concerning the clinical results observed in the MitoGel Compassionate Use program. Please tell us why you believe it is appropriate to highlight on page 2 of the Summary that eight of the 11 patients achieved a “complete response” at the primary evaluation time without also highlighting your disclosure on page 87 indicating that three of these eight patients subsequently experienced recurrences of the condition.

In response to the Staff’s comment, the Company has revised the second paragraph on page 2 of the Amended DRS to highlight the disclosure on page 87 indicating that three of the eight patients

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

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United States Securities and Exchange Commission

December 28, 2016

Page Two

who achieved a complete response in the MitoGel Compassionate Use program at the primary evaluation time subsequently experienced recurrences of the condition.

License Agreement with Allergan, page 95

2.	Please revise to disclose each of the “additional material milestone payments” that you reference on page 96. Also, revise your disclosure to indicate the aggregate milestone consideration you can earn for each of the development, regulatory and commercial milestone categories you identify. Disclose the nature of the underlying triggering events for each such category.

The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that (i) the amounts of the additional material milestone payments, (ii) the aggregate milestone consideration the Company is eligible to receive under each of the development, regulatory and commercial milestone categories identified, and (iii) the underlying triggering events for each such category are confidential and proprietary information for which the Company is requesting confidential treatment. The amounts of the additional material milestone payments, the aggregate milestone consideration the Company is eligible to receive under each of the development, regulatory and commercial milestone categories identified and the underlying triggering events for each such category are highly negotiated terms and they are the type of information that is typically maintained as confidential and proprietary in the industry in which the Company operates.

Further, the milestone payments are highly speculative and contingent in nature and disclosing the details of all such milestones in the Company’s Draft Registration Statement may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments. Whether and when these events may occur is subject to numerous risks and uncertainties associated with developing biopharmaceutical products, including significant and changing government regulation, the uncertainties of future preclinical study and clinical trial results, the uncertainties associated with our licensee’s commitment to the program, the uncertainties associated with process development and manufacturing, as well as uncertainties related to sales and marketing achievements. Any estimate of the probability of the occurrence of these events or the time frame for their achievement would be highly speculative and prone to significant error.

If and when any of these milestones are met and the relevant milestone payments are made, the Company will disclose the receipt of such payments in its financial statements, Management’s Discussion and Analysis and related disclosure, as necessary. Any such disclosure before the milestones are met and the milestone payments are received would be premature.

For these reasons, together with the other reasons more specifically set forth in the Company’s request submitted under separate cover for confidential treatment, dated December 28, 2016, the Company believes that disclosing more specific information than the information already set forth in the Draft Registration Statement would cause the Company and Allergan Pharmaceuticals International Limited to suffer significant competitive injury and could lead to undue reliance by investors when making an investment decision.

Moreover, the combination of the delayed timing of the potential milestone payments and the uncertainty around the outcomes of the milestones related to each such payment, make each potential milestone payment, on an individual basis, immaterial to the Company, and therefore make disclosure of such potential milestone payments unnecessary regardless of the confidential treatment requested.

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Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com

United States Securities and Exchange Commission

December 28, 2016

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

COOLEY LLP

Cc:	Ron Bentsur, UroGen Pharma Ltd.
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000    f: (212) 479-6275    cooley.com